April 9, 2009

VIA EDGAR

Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C.  20549

Re:	LCA-Vision, Inc.
Preliminary Proxy Statement on Schedule 14A filed April 3, 2009
Filed by LCA-Vision, Inc.
File No. 000-27610

Dear Mr. Riedler:

On behalf of LCA-Vision Inc. (the “Company”), we are responding to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 9, 2009 related to the above-referenced Schedule 14A (the “Schedule 14A”).

The numbered paragraphs and headings below correspond to the headings set forth in the comment letter. The Staff’s comment is set forth in bold, followed by the Company’s response. Capitalized terms used in this letter but not defined herein have the meanings given to such terms in the Schedule 14A.  The Company filed Amendment No. 1 to the Schedule 14A today, with changes precisely marked as required.

Withdrawal of Consent Solicitation

1.
Please amend the preliminary proxy statement to include a discussion of the termination of the consent solicitation instituted by the Joffe Group.  See Item 4(b)(6) and Instruction 2 to Item 4 of Schedule 14A.

We have added additional disclosure of the termination of the Joffe Group’s consent solicitation on page 12 of the Schedule 14A under “Nominating and Governance Committee.”

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 357-9670 with any questions you may have.

Sincerely, /s/ Gerald S. Greenberg Gerald S. Greenberg

cc:	Laura Crotty
Steven C. Straus
Bridget C. Hoffman, Esq.